UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM T-3

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FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES

UNDER THE TRUST INDENTURE ACT OF 1939

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ROCF II Series, a series of Red Oak Capital Fund Series, LLC
(Name of Applicant)

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5925 Carnegie Blvd, Suite 110

Charlotte, NC 28209

(Address of Principal Executive Offices)

SECURITIES TO BE ISSUED UNDER THE

INDENTURE TO BE QUALIFIED

Title of Class	Amount
9.5% Senior Secured Bonds	Maximum – $45,867,000

Approximate date of proposed public offering:

As soon as practicable after the date of this Application for Qualification.

Robert Kaplan

5925 Carnegie Blvd, Suite 110

Charlotte, NC  28209

(616) 343-0697

(Name, address, including zip code, and telephone number, including area code, of agent for service)

_________________________________

With copies to:

Michael K. Rafter

Gary M. Brown

Nelson Mullins Riley & Scarborough LLP

201 17th Street NW, Suite 1700

Atlanta, Georgia 30363

(404) 322-6627

_________________________________

The obligor hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment which specifically states that it shall supersede this application, or (ii) such date as the Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, as amended, may determine upon the written request of the obligor.

GENERAL

1.	General Information

(a)	ROCF II Series (“ROCF II Series”, the “Series” or the “Issuer”) is a series of Red Oak Capital Fund Series, LLC (the “Company”). The Company is a series limited liability company.

(b)	The Company and the Series were each formed under the laws of the State of Delaware.

2.	Securities Act Exemption Available

The Issuer is the successor issuer to Red Oak Capital Fund II, a Delaware limited liability company (“ROCF II”).  Other series of the Company are successors to Red Oak Capital Fund IV, LLC, a Delaware limited liability company (“ROCF IV”), and Red Oak Capital Fund V, LLC, a Delaware limited liability company (“ROCF V”) (each of ROCF II, ROCF IV and ROCF V a “Predecessor Issuer” and, collectively the “Predecessor Issuers”) pursuant to Rule 257(b)(5) under the Securities Act of 1933, as amended (the “Securities Act”).  The Company now is subject to the informational requirements of Regulation A under the Securities Act and, in accordance therewith, files reports and other information with the Securities and Exchange Commission (“SEC”).  The first periodic report filed by the Company with the SEC was its Annual Report on Form 1-K for the year ended December 31, 2023 with respect to debt securities originally issued pursuant to Regulation A (the “Regulation A Securities”) under the Securities Act by the Predecessor Issuers.

One of the classes of securities originally issued by the ROCF II was its 8.5% Senior Secured Bonds (Series B Bonds) due 2024 (“Old Bonds”), which were assumed by the Issuer.  ROCF II Series intends to exchange $1,000 in principal amount at maturity of its 9.5% Senior Secured Bonds (Series C Bonds) due 2028 (“New Bonds”) for each $1,000 in principal amount at maturity of its Old Bonds (the “Exchange Offer”).  Pursuant to the indenture under which the Old Bonds were issued, the Issuer extended the maturity date of the Old Bonds until February 1, 2025 in order to provide for an orderly liquidation, if necessary, in order to pay the Old Bonds at maturity.  The New Bonds will be issued pursuant to and will be governed by the indenture (the “New Indenture”) to be qualified under this Application for Qualification on Form T-3.

The terms of the New Bonds are similar to the terms of the Old Bonds, except for the following modifications:

•

Interest Rate. The Old Bonds bear interest at a rate equal to 8.5% per year, payable quarterly in arrears on January 31st, April 30th, July 31st and October 31st of each year. The New Bonds will bear interest at a rate equal to 9.5% per year, payable quarterly in arrears on January 25th, April 25th, July 25th and October 25th of each year.

•

Term. The Old Bonds were scheduled to mature on August 1, 2024, subject to the Issuer’s right to extend six months for orderly liquidation (see below) of assets for repayment, which the Issuer exercised. The New Bonds will mature four years from the date on which they are issued, which currently is scheduled to occur on December 2, 2024.

•

Third Party Debt Covenant. The indenture governing the Old Bonds limits the indebtedness incurred by the Issuer, directly or indirectly (including debt of our subsidiaries), to 25% of the outstanding principal of any loans or other assets owned, directly or indirectly, by us. The New Indenture will not have the 25% Debt Covenant.

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•

Redemptions at the request of the holder.  The Old Bonds allowed holders to request redemption after January 1, 2021.  For redemption requests after that date but prior to January 1, 2023, the redemption price was $880 per Old Bond plus accrued but unpaid interest.  For redemption requests on or after January 1, 2023, the redemption price was $900 per Old Bond plus accrued but unpaid interest. For redemption requests made as a result of death or disability of the holder, the redemption price was $1,000 per Old Bond plus accrued and unpaid interest.  The New Bonds will be redeemable at the election of the Bondholder commencing on the third anniversary of the date of issuance of the New Bonds, which currently is scheduled to occur on November 2, 2024.  For such redemption requests, the redemption price is $800 per New Bond plus accrued but unpaid interest. For redemption requests made as a result of death or disability of the holder of a New Bond, the redemption price is $900 per New Bond plus accrued and unpaid interest.

•

No Contingent Interest feature.  The Old Bonds provided for the potential payment of contingent interest – determined by the multiplying the Spread (the allocable share of revenues minus expenses) by a 24%.  The New Bonds will not provide for contingent interest – and the Issuer does not expect any contingent interest to be paid on the Old Bonds.

•

Orderly Liquidation. At maturity, or if a holder of Old Bonds elects to be redeemed, the Issuer, at its option, could extend the maturity of the Old Bonds held by such holder (a “Maturity Extension Period”) for an additional six months to facilitate the redemption of the Old Bonds.  The New Bonds provide for a Maturity Extension Period of twelve months rather than six months.

On April 29, 2024, the Company filed a Current Report on Form 1-U, announcing the Exchange Offer and, as an exhibit to that Form 1-U, filed as exhibits an exchange circular (and related letter of transmittal) that detailed the terms of the Exchange Offer as well as the differences in the Old Bonds and the New Bonds and the tax consequences of participating in the Exchange Offer, and the form of the New Indenture.  The Exchange Offer was originally scheduled to close on or about July 1, 2024, but has been extended until the currently scheduled date of December 2, 2024.

The Issuer and Applicant hereby acknowledge that under Section 306(c) of the Trust Indenture Act, it is be unlawful for any person, directly or indirectly, to make use of any means or instruments of transportation or communication in interstate commerce or of the mails to offer or sell through the use or medium of any prospectus or otherwise any security which is not registered under the Securities Act, and to which Section 306(c) is applicable notwithstanding the provisions of Section 304 of the Trust Indenture Act, unless such security has been or is to be issued under an indenture and an application for qualification has been filed as to such indenture, or while the application is the subject of a refusal order or stop order or (prior to qualification) any public proceeding or examination under Section 307(c) of the Trust Indenture Act. The failure to file an application for qualification of an indenture on a timely basis could result in an enforcement or other action by the SEC.

The Exchange Offer is exempt from registration under the Securities Act pursuant to Section 3(a)(9) of the Securities Act. No sales of securities of the same class as the New Bonds will be made by the Company, the Issuer or by or through an underwriter at or about the same time as the transaction for which the exemption is claimed. Neither the Company nor the Issuer will pay any commission or other remuneration to any broker, dealer, salesperson, or other person for soliciting tenders of the Old Bonds. Crescent Securities Group, Inc. was appointed as the information agent (the “information agent”) and Direct Transfer, LLC was appointed the exchange agent (the “exchange agent”) for the Exchange Offer.  Both the exchange agent and the information agent were instructed not to solicit exchanges in connection with the exchange offer or to make any recommendation with respect to acceptance or rejection of the Exchange Offer.  No consideration has been, or is to be, given, directly or indirectly, to any person in connection with the Exchange Offer, except for customary fees and expenses paid to the information agent, the exchange agent and the trustee under the indentures for the Old Bonds and the New Bonds to be qualified. No holder of the Old Bonds has made or will be requested to make any cash payment to the Company or the Issuer in connection with the Exchange Offer for which the exemption is claimed.

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AFFILIATIONS

3.	Affiliates

Certain directors and executive officers of Red Oak Capital Holdings, LLC, the sponsor of the Company (the “Sponsor”), may also be deemed to be “affiliates” of the Company and the Issuer by virtue of their positions with the Sponsor. See Item 4, “Directors and Executive Officers.” The following diagram details the other affiliates of the Company and the Issuer:

As of 12.7.23

Red Oak Holdings Management, LLC
Regis. State: Delaware
DOF: 8/7/20
EIN: 85-2969368

Red Oak Capital Holdings, LLC
Red Oak Holdings Management, LLC (holds 5 voting units)
Non-Voting Units:
Individuals - 59.58%
White Oak Capital Holdings, LLC - 40.42%
Regis. State: Delaware
DOF: 8/7/20
EIN: 85-2989924

White Oak Capital Holdings, LLC
Individuals - 100%
Regis. State: Michigan
DOF: 12/6/21
EIN: 87-3847117

Red Oak Capital GP, LLC
Member(s): Red Oak Capital Holdings, LLC 100%
Regis. State: Delaware
DOF: 4/20/18
EIN: 30-1090481

Red Oak Capital Fund III, LLC
Member(s): Red Oak Capital GP, LLC - 100%
Regist. State: Delaware
DOF: 6/12/19
EIN: 84-2079441

Red Oak Capital Fund VI, LLC
Member(s): Red Oak Capital GP, LLC - 100%
Regis. State: Delaware
DOF: 6/10/21
EIN: 92-1160134

Red Oak Capital Fund Series, LLC
Member(s): Red Oak Capital GP, LLC - 100%
Regist. State: Delaware
DOF: 9/18/23
EIN: 93-3783959

Series:

- **ROCF II Series**, a series of Red Oak Capital Fund Series, LLC, a Delaware limited liability company
Member(s): Red Oak Capital GP, LLC – 100%
DOF: 10/5/23

- **ROCF IV Series**, a series of Red Oak Capital Fund Series, LLC, a Delaware limited liability company
Member(s): Red Oak Capital GP, LLC – 100%
DOF: 10/5/23

- **ROCF V Series**, a series of Red Oak Capital Fund Series, LLC, a Delaware limited liability company
Member(s): Red Oak Capital GP, LLC – 100%
DOF: 10/5/23

- **ROIOF Series**, a series of Red Oak Capital Fund Series, LLC, a Delaware limited liability company
Member(s): Red Oak Capital GP, LLC – 100%
DOF: 10/5/23

Red Oak Properties GP, LLC
Red Oak Capital Holdings, LLC 100%
Regis. State: Delaware
DOF: 4/28/22
EIN: 92-2890634

Red Oak Capital Properties, LLC
Red Oak Capital Holdings, LLC - 100%
Regis. State: Delaware
DOF: 9/8/20
EIN: 88-1935204

Red Oak Financial, LLC
Red Oak Capital Holdings, LLC 100%
Regis. State: Delaware
DOF: 6/24/20
EIN: 85-1650833

Oak Institutional GP, LLC
White Oak Capital Holdings, LLC - 100%
Regis. State: Delaware
DOF: 2/2/22

Oak Institutional Credit Solutions, LLC
Oak Institutional GP, LLC - 100%
Regis. State: Delaware
DOF: 2/22/22
EIN: 88-1501157

Red Oak Capital Participation Fund GP, LLC
Gary, Ray, Kevin, White Oak Capital
Regis. State: Delaware
DOF: 7/16/20
EIN: 85-2066123

Red Oak Capital Intermediate Income Fund, LLC
Red Oak Capital Participation Fund GP, LLC - 100%
Regis. State: Delaware; DOF: 6/24/20
EIN: 85-1676855

Special Asset LLCs - All Delaware LLCs

ROCFII 1510 Hwy 59, LLC (fka ROCFIII Hampton Inn, LLC): DOF 11/3/21
- Managing Member: Red Oak Capital Fund II, LLC 100%

ROCFIII Grand Soleil, LLC (fka ROCFIII Super 8, LLC): DOF 9/17/21
- Managing Member: Red Oak Capital Fund III, LLC 100%

ROCFIII Vue Hotel, LLC: DOF 9/16/21
- Managing Member: Red Oak Capital Fund III, LLC 100%

ROCFIII Natchez PEO, LLC: DOF 9/16/21
- Managing Member: Red Oak Capital Fund III, LLC 100%

ROCFIII Southfield, LLC: DOF 6/21/22
- Managing Member: Red Oak Capital Fund III, LLC 100%

ROCFIII Pembroke, LLC: DOF 8/25/22
- Managing Member: Red Oak Capital Fund III, LLC 100%

ROCFII KC Parking, LLC: DOF 11/29/21
- Managing Member: Red Oak Capital Fund II, LLC 100%

ROCFIII OM, LLC: DOF 1/18/23
- Managing Member: Red Oak Capital Fund III, LLC 100%

ROCFIV West Valley Apt, LLC: DOF 10/19/21
- Managing Member: Red Oak Capital Fund IV, LLC 100%

ROCFII La Scarola, LLC: DOF 11/13/23
- Managing Member: Red Oak Capital Fund II, LLC 100%

The Sponsor is the sole member of Red Oak Holdings Management, LLC (“ROHM”), which is the voting member and manager of the Sponsor.  Red Oak Capital GP, LLC ( the “Manager”) is the manager of both the Company and the Issuer.

The diagram set forth above is accurate as of December 7, 2023.  After that date, the Company formed Red Oak Capital Fund VII, a Delaware limited liability company, and  Red Oak Income Opportunity Fund II, a Delaware limited liability company.  Both are 100% owned by the Manager.  In addition, White Oak Capital Holdings, LLC owns a 67% interest in Johnson Capital Multifamily, LLC, a Texas LLC.

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MANAGEMENT AND CONTROL

4.	Directors and Executive Officers

As of the issuance date of this report, the following table sets forth information on our board of managers and executive officers of our Sponsor. Both the Company and the Issuer are managed by the Manager, the sole member of which is the Sponsor. Neither the Company nor the Issuer has employees – they rely on employees of the Sponsor for the day-to-day operation of their business and do not have our separate boards of managers or executive officers.

Name	Age	Position with our Sponsor#	Director/Officer Since
Gary Bechtel	66	Chief Executive Officer*	August 2020
Kevin P. Kennedy	58	Chief Sales and Distribution Officer*	November 2019
Raymond T. Davis	57	Chief Business Development Officer*	November 2019
Paul Cleary	60	President and Chief Operating Officer	March 2022
Thomas McGovern	45	Chief Financial Officer	April 2022
Robert Kaplan	53	Chief Legal Officer and EVP, Corporate Development	March 2023

* Member of the board of managers of the Sponsor, which controls our Manager, which controls the Company and the Issuer.

# Unless otherwise noted above, the address of the persons and entities listed in the table is c/o 5925 Carnegie Boulevard, Suite 110, Charlotte, North Carolina 28209.

5.	Principal Owners of Voting Securities

The table below sets forth, as of the date of this application, certain information regarding the beneficial ownership of the Company’s outstanding membership units for (1) each person who is a beneficial owner of 10% or more of our outstanding membership units and (2) executive officers, if together such group would be expected to be the beneficial owners of 10% or more of our outstanding membership units. Each person named in the table has sole voting and investment power with respect to all of the membership units shown as beneficially owned by such person.

Title of Class	Name and Address of Beneficial Owner*	Amount and Nature of Beneficial Ownership		Percent of Class
Common Units	Red Oak Capital Holdings, LLC	6,000		100	%(1)
Common Units	Gary Bechtel	3,575	**	59.58	%(2)
Common Units	Kevin Kennedy	1,659	**	27.65	%(3)
Common Units	Raymond Davis	3,191	**	53.19	%(4)
Common Units	White Oak Capital Holdings, LLC	2,425	**	40.42	%(5)
Common Units	All Executives and Managers	6,000	**	100%

_________________________

* Unless otherwise noted above, the address of the persons and entities listed in the table is c/o 5925 Carnegie Boulevard, Suite 110, Charlotte, North Carolina 28209.

** Indicates ownership of the Company through ownership in: (i) the Sponsor, which owns 100% of the Common Units of the Company; and (ii) White Oak Capital Holdings, LLC (“White Oak”), which is deemed to be 100% beneficially owned by each of Messrs. Bechtel and Davis and owns 40.42% of the Sponsor.

(1) Represents 100% of the Common Units of the Company that were issued to Sponsor in exchange for $1.5 million capital commitment, which may be called at times and in amounts in the discretion of the Manager.

(2) Includes (i) 1,150 Common Units indirectly owned as a result of his 19.17% interest in the Sponsor and; (ii) White Oak’s 2,425 Common Units resulting from its 40.42% interest in the Sponsor.

(3) Includes 1,659 Common Units indirectly owned as a result of his 27.65% interest in the Sponsor.

(4) Includes (i) 766 Common Units indirectly owned as a result of his 12.77% interest in the Sponsor and; (ii) White Oak’s 2,425 Common Units resulting from its 40.42% interest in the Sponsor.

(5) Messrs. Bechtel and Davis each individually own 35.80% of the voting interests in White Oak Capital Holdings, LLC.

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UNDERWRITERS

6.	Underwriters

(a)	Neither the Company nor the Issuer has sold any securities through an underwriter in the preceding three years.

(b)	There are no underwriters for the New Bonds proposed to be exchanged for the Old Bonds.

CAPITAL SECURITIES

7.	Capitalization

(a)	The authorized and outstanding securities of the Company as of the date of this application were as follows:

	Amounts (in thousands)
Title of Class	Authorized	Outstanding
8.5% Senior Secured Bonds (Series B Bonds) (ROCF II Series)	$50,000	$ 44,868
9.5% Senior Secured Bonds (series C Bonds) (ROCF II Series)	$46,237	$ -0 -
8.25% Senior Secured Bonds (Series B Bonds) (ROCF IV Series)	$50,000 (1)	$ 43,312
9.0% Senior Secured Bonds (Series Rb Bonds) (ROCF IV Series)	(1)	$ 3,086
7.50% Senior Secured Bonds (A Bonds) (ROCF V Series)	$75,000 (2)	$ 35,704
8.00% Senior Secured Bonds (A R-Bonds) (ROCF V Series)	(2)	$ 2,685
7.50% Senior Secured Bonds (B Bonds) (ROCF V Series)	$75,000 (2)	$ 31,855
8.00% Senior Secured Bonds (B R-Bonds) (ROCF V Series)	(2)	$ 2,444
ROIOF CORE Bonds	(3)	$ 5,873
ROIOF CORE R-Bonds	(3)	$ 1,831
ROIOF CORE 21 Bonds	(3)	$ 26,269
ROIOF CORE 21 R-Bonds	(3)	$ 3,975
ROIOF CORE 22 Bonds	(3)	$ 23,741
ROIOF CORE 22 R-Bonds	(3)	$ 3,694
ROIOF SI bonds	$ 2,236	$ 2,236

(1)	$50 million authorization included both B Bonds and Rb Bonds
(2)	$75 million authorization included A Bonds, A-R Bonds, B Bonds and B-R Bonds
(3)	$150 million authorization included CORE Bonds, CORE R-Bonds, CORE 21 Bonds, CORE 21 R-Bonds, CORE 22 Bonds, CORE R-22 Bonds

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INDENTURE SECURITIES

8.	Analysis of Indenture Provisions

The New Bonds will be issued under the New Indenture, to be dated as of the first issuance of New Bonds pursuant to the Exchange Offer and entered into between the Company, the Series, and UMB  Bank, N.A., a national banking association, as trustee (the “Trustee”). The following analysis is not a complete description of the New Indenture provisions discussed and is qualified in its entirety by reference to the terms of the New Indenture, the form of which is attached as Exhibit 99.T3C hereto and incorporated by reference herein. Neither the Company nor the Issuer has entered into the New Indenture as of the date of filing this application on Form T-3, and the terms of the New Indenture are subject to change prior to its execution. Capitalized terms used below but not defined herein have the meanings assigned to them in the New Indenture.

Events of Default; Withholding of Notice

The following are events of default for the New Notes:

(1) the Series defaults in the payment of any installment of interest upon any of the Bonds as and when the same shall become due and payable, and continuance of such default for a period of 60 days; provided, however, that a valid extension of an interest payment period by the Series in accordance with the terms of any indenture supplemental hereto shall not constitute a default in the payment of interest for this purpose;

(2) the Series defaults in the payment of the principal of (or premium, if any, on) any of the Bonds as and when the same shall become due and payable, and continuance of such default for a period of 60 days, whether at maturity, upon redemption, by declaration or otherwise; provided, however, that a valid extension of the maturity of such Bonds in accordance with the terms of any indenture supplemental hereto shall not constitute a default in the payment of principal or premium, if any;

(3) the Series fails to observe or perform any other of its covenants or agreements contained in the New Indenture for a period of 120 days after the date on which written notice of such failure, requiring the same to be remedied and stating that such notice is a “Notice of Default” hereunder, shall have been given to the Series by the Trustee, by registered or certified mail, or to the Series and the Trustee by the holders of at least a majority in principal amount of the Bonds at the time Outstanding;

(4) the Series pursuant to or within the meaning of any Bankruptcy Law

(i)	commences a voluntary case,

(ii)	consents to the entry of an order for relief against it in an involuntary case,

(iii)	consents to the appointment of a Custodian of it or for all or substantially all of its property, or

(iv)	makes a general assignment for the benefit of its creditors;

(5) a court of competent jurisdiction enters an order under any Bankruptcy Law that

(i)	is for relief against the Series in an involuntary case,

(ii)	appoints a Custodian of the Series or for all or substantially all of its property, or

(iii)	orders the liquidation of the Series, and the orders remain unstayed and in effect for 90 days;

(6) entry by any court having jurisdiction over the Series of a final and non-appealable judgment or order for the payment of money in excess of $25,000,000.00 (before the application of any pre-judgment interest), singly or in the aggregate for all such final judgments or orders against any Subsidiary; or

(7) the Series ceases conducting its business (including, for this purpose, the business conducted by or through any direct or indirect Subsidiaries) or liquidates all or substantially all of its assets (meaning, for this purpose, all or substantially all of the combined assets of the Series and its direct and indirect Subsidiaries).

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The Trustee is not be required to take notice or be deemed to have notice of any Default or Event of Default under the New Indenture, unless a Responsible Officer of the Trustee is specifically notified in writing of such default by the Series, or the holders of at least 25% in principal amount of all Outstanding Bonds, and in the absence of such notice so delivered, the Trustee may conclusively assume there is no default except as aforesaid.

If an Event of Default occurs hereunder of which the Trustee has notice or is deemed to have notice in accordance with the preceding paragraph, the Trustee shall promptly give the holders notice of such Event of Default; provided, however, that in the case of any Event of Default of the character specified in clause (3) above, no such notice to holders shall be given until at least 30 days after the occurrence thereof. Except in the case of a Default described in items (1) or (2) above, the Trustee may withhold the notice if and so long as a committee of its Responsible Officers in good faith determines that withholding the notice is in the interests of holders of New Bonds.

The holders of a majority in aggregate principal amount of the Bonds at the time Outstanding, determined in accordance with Section 8.01 of the New Indenture, shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee; provided, however, that such direction shall not be in conflict with any rule of law or with the New Indenture. Subject to the provisions of Section 7.01 of the New Indenture, the Trustee shall have the right to decline to follow any such direction if the Trustee in good faith shall, by a Responsible Officer or Officers of the Trustee or its counsel, determine that the proceeding so directed would involve the Trustee in personal liability. The holders of a majority in aggregate principal amount of the Bonds at the time Outstanding affected thereby, determined in accordance with Section 8.01, may on behalf of the holders of all of the Bonds waive any past default in the performance of any of the covenants contained herein and its consequences, except a default in the payment of the principal of (or premium, if any) or interest on any of the Bonds as and when the same shall become due by the terms of such Bonds otherwise than by acceleration (unless such default has been cured and a sum sufficient to pay all matured installments of interest and principal and any premium has been deposited with the Trustee (in accordance with Section 6.01(c)) or in respect of a covenant or provision hereof which under Article IX cannot be modified or amended without the consent of the holder of each Outstanding Bond affected. Upon any such waiver, the default covered thereby shall be deemed to be cured for all purposes of the New Indenture and the Series, the Trustee and the holders of the Bonds shall be restored to their former positions and rights hereunder, respectively; but no such waiver shall extend to any subsequent or other default or impair any right consequent thereon.

No holder of any Bond shall have any right by virtue or by availing of any provision of the New Indenture to institute any suit, action or proceeding in equity or at law upon or under or with respect to the New Indenture or for the appointment of a receiver or trustee, or for any other remedy hereunder, unless

(1) such holder previously shall have given to the Trustee written notice of an Event of Default and of the continuance thereof specifying such Event of Default, as hereinbefore provided;

(2) the holders of not less than a majority in aggregate principal amount of the Bonds then Outstanding shall have made written request upon the Trustee to institute such action, suit or proceeding in its own name as trustee hereunder;

(3) such holder or holders shall have offered to the Trustee such reasonable indemnity as it may require against the costs, expenses and liabilities to be incurred therein or thereby;

(4) the Trustee for 60 days after its receipt of such notice, request and offer of indemnity, shall have failed to institute any such action, suit or proceeding and

(5) notwithstanding anything contained herein to the contrary, the right of any holder of any Bond to receive payment of the principal of (and premium, if any) and interest on such Bond, as therein provided, on the respective due dates expressed in such Bond (or in the case of redemption, on the redemption date), or to institute suit for the enforcement of any such payment on or after such respective dates or redemption date, shall not be impaired or affected without the consent of such holder and by accepting a Bond hereunder it is expressly understood, intended and covenanted by the taker and holder of every Bond with every other such taker and holder and the Trustee, that no one or more holders shall have any right in any manner whatsoever by virtue or by availing of any provision of the New Indenture to affect, disturb or prejudice the rights of the holders of any other of such Bonds, or to obtain or seek to obtain priority over or preference to any other such holder, or to enforce any right under the New Indenture, except in the manner herein provided and for the equal, ratable and common benefit of all holders of Bonds. For the protection and enforcement of the provisions of this Section, each and every Bondholder and the Trustee shall be entitled to such relief as can be given either at law or in equity.

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Authentication and Delivery

The New Bonds may be issued in book-entry form, uncertificated form, or certificated form. Except for Bonds held by a Depositary through a global note, Bonds will only be certificated at the Series’ discretion. Any New Bonds that are certificated shall be executed on behalf of the Company and/or the Issuer by any Officer. The signature of the Officer on the New Bonds may be manual or facsimile. Upon proper delivery of the New Bonds to the Trustee for authentication, the Trustee shall authenticate and deliver such New Bonds. Because the New Bonds are being issued in exchange for the Old Bonds, there will be no proceeds to the Company or the Issuer resulting from issuance of the New Bonds.

Release of Property Subject to Lien

There are no express provisions in the New Indenture regarding the release of property subject to any lien.  The New Indenture incorporates portions of the Trust Indenture Act that require the Trustee to report to Bondholders with respect to release, or release and substitution, of property subject to the lien of the New Indenture (and the consideration therefor, if any).

Satisfaction and Discharge

The New Indenture will be discharged and will cease to be of further effect, and the Trustee, at the expense of the Series, shall execute proper instruments acknowledging satisfaction and discharge of the New Indenture, when:

(1) all New Bonds theretofore authenticated and delivered (other than (i) any New Bonds that have been destroyed, lost or stolen and that shall have been replaced or paid as provided in the New Indenture and (ii) New Bonds for whose payment money or noncallable Governmental Obligations have theretofore been deposited in trust or segregated and held in trust by the Series and thereafter repaid to the Series or discharged from such trust have been delivered to the Trustee for cancellation;

(2) the Series has paid or caused to be paid all other sums payable hereunder by the Series; and

(3) the Series has delivered to the Trustee a Manager’s Certificate and an Opinion of Counsel, each stating that all the conditions precedent relating to the satisfaction and discharge of the New Indenture have been complied with.

Notwithstanding the satisfaction and discharge of the New Indenture, the obligations to indemnify and compensate the Trustee and, if money shall have been deposited with the Trustee, the obligations of the Trustee and any paying agent to pay those monies to the Series shall survive.

Evidence of Compliance with Conditions and Covenants

The Issuer is required to deliver to the Trustee within 120 days after the end of each of the Issuer’s fiscal years an Officers’ Certificate, stating whether or not to the best knowledge of the signers thereof the Issuer is in default in the performance and observance of any of the terms, provisions and conditions of the New Indenture (without regard to any period of grace or requirement of notice provided hereunder) and if the Issuer shall be in default, specifying all such defaults and the nature and status thereof of which they may have knowledge.

9.	Other Obligors

Other than the Series ROCF II, no other person is an obligor with respect to the New Bonds.

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CONTENTS OF APPLICATION FOR QUALIFICATION

This application for qualification comprises:

(a)	Pages numbered 1 to 11, consecutively.

(b)	The statement of eligibility and qualification of the Trustee on Form T-1 (included as Exhibit T3F hereto).

(c)	The following Exhibits in addition to those filed as part of the statement of eligibility and qualification of the trustee:

Exhibit No.	Description

Exhibit T3A-1

Certificate of Formation of Red Oak Capital Fund Series, LLC (incorporated by reference to Exhibit 2.1 to the Current Report on Form 1-U filed with the SEC by Red Oak Capital Fund Series, LLC on April 15, 2024)

Exhibit T3B-1

Limited Liability Company Agreement of Red Oak Capital Fund Series, LLC (incorporated by reference to Exhibit 2.2 to the Current Report on Form 1-U filed with the SEC by Red Oak Capital Fund Series, LLC on April 15, 2024)

Exhibit T3C-1	Form of Indenture between ROCF II, Series, a series of Red Oak Capital Fund Series, LLC **

Exhibit T3D	Not applicable

Exhibit T3E-1	Letter of Transmittal (incorporated by reference to Exhibit 6.1 to the Current Report on Form 1-U filed with the SEC by Red Oak Capital Fund Series, LLC on April 29, 2024)

Exhibit T3E-2	Letter to Clients (incorporated by reference to Exhibit 6.3 to the Current Report on Form 1-U filed with the SEC by Red Oak Capital Fund Series, LLC on April 29, 2024)

Exhibit T3E-3

Press Release extending exchange offer to July 31, 2024 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 1-U filed with the SEC by Red Oak Capital Fund Series, LLC on July 1, 2024)

Exhibit T3E-4

Press Release extending exchange offer to September 30, 2024 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 1-U filed with the SEC by Red Oak Capital Fund Series, LLC on July 30, 2024)

Exhibit T3E-5

Press Release extending exchange offer to October 31, 2024 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 1-U filed with the SEC by Red Oak Capital Fund Series, LLC on September 25, 2024)

Exhibit T3E-6

Press Release extending exchange offer to November 30, 2024 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 1-U filed with the SEC by Red Oak Capital Fund Series, LLC on October 31, 2024)

Exhibit T3E-7	Pledge and Security Agreement (incorporated by reference to Exhibit 3.7 to the Current Report on Form 1-U filed with the SEC by Red Oak Capital Fund Series, LLC on April 29, 2024)

Exhibit T3F

Cross-reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the Trust Indenture Act of 1939 (included as part of Exhibit T3C-1 herewith)

Exhibit T3F	Statement of eligibility and qualification of the Trustee on Form T-1 **

** Filed Herewith

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SIGNATURES

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Red Oak Capital Fund Series, LLC, a series limited liability company organized and existing under the laws of the State of Delaware, and ROCF II Series, a series of Red Oak Capital Fund Series, LLC each have duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Charlotte, North Carolina, on the 18th day of November, 2024.

Red Oak Capital Fund Series, LLC, a Delaware series limited liability company

[NO SEAL]	By: Red Oak Capital GP, LLC, a Delaware limited liability company (its manager)

	By:	/s/ Robert R. Kaplan, Jr.
Name: Robert R. Kaplan, Jr. Title: Authorized Officer

ROCF II Series, a series of Red Oak Capital Fund Series, LLC, a Delaware series limited liability company

[NO SEAL]	By: Red Oak Capital GP, LLC, a Delaware limited liability company (its manager)

	By:	/s/ Robert R. Kaplan, Jr.
Name: Robert R. Kaplan, Jr. Title: Authorized Officer